UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                  AEROGEN, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    007779309
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                                 (CUSIP Number)

   Mitchell D. Kaye, Manager                        with a copy to:
   Xmark Asset Management, LLC                      Steven E. Siesser, Esq.
   301 Tresser Blvd.                                Lowenstein Sandler PC
   Suite 1320                                       65 Livingston Avenue
   Stamford, Connecticut 06901                      Roseland, New Jersey  07068
   (203) 653-2511                                   (973) 597-2506
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 19, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         007779309
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
   (entities only):
                       Xmark Asset Management, LLC
                               13-3954392
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                  Not
         (b)               Applicable
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3.  SEC Use Only
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4.  Source of Funds (See Instructions):  WC
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5.  Check if  Disclosure  of  Legal  Proceedings Is  Required Pursuant  to Items
    2(d) or 2(e):                 Not Applicable
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6.  Citizenship or Place of Organization:  New York, United States
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    Number of                      7. Sole Voting Power:                  *
                                      ------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                *
                                      ------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:             *
                                      ------------------------------------------
    Person With                   10. Shared Dispositive Power:           *
                                      ------------------------------------------
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11. Aggregate Amount Beneficially Owned by Each Reporting Person:   1,186,373*
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):          Not Applicable
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13. Percent of Class Represented by Amount in Row (11):   19.7%*
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14. Type of Reporting Person (See Instructions):  IA
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*   Xmark Asset Management, LLC, a New York limited  liability  company ("XAM"), serves as investment manager for each of Xmark Fund, L.P., a Delaware limited partnership ("Xmark LP"), and Xmark Fund, Ltd., a Cayman Islands exempted company ("Xmark Ltd"). In such capacity, XAM possesses the power to vote and direct the disposition of all securities held by Xmark LP and Xmark Ltd. As of January 25, 2005, Xmark LP is the holder of (i) 50,337 shares (the "Xmark LP Preferred") of the Series A-1 Preferred Stock, par value $0.001 per share (the "Preferred Stock") of Aerogen, Inc., a Delaware corporation (the "Company"), which are presently convertible into 503,370 shares of the Company's common stock, par value $0.001 per share (the "Common Stock"), and (ii) 23,560 shares of Common Stock issued in lieu of the cash payment of quarterly dividends on the Preferred Stock held by Xmark LP for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004 (which September 30, 2004 dividends were declared by the Board of Directors of the Company but not yet issued as of the date of this Amendment No. 1 to Schedule 13D). As of January 25, 2005, Xmark Ltd is the holder of (i) 62,996 shares (the "Xmark Ltd Preferred") of Preferred Stock, which are presently convertible into 629,960 shares of Common Stock, and (ii) 29,483 shares of Common Stock issued in lieu of the cash payment of quarterly dividends on the Preferred Stock held by Xmark Ltd for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004 (which September 30, 2004 dividends were declared by the Board of Directors of the Company but not yet issued as of the date of this Amendment No. 1 to Schedule 13D). The terms of the Xmark LP Preferred and the Xmark Ltd Preferred preclude each of Xmark LP and Xmark Ltd from converting the Xmark LP Preferred and the Xmark Ltd Preferred if the conversion thereof would result in Xmark LP, Xmark Ltd and/or their affiliates beneficially owning in excess of 4.99% of the Company's outstanding Common Stock following any such conversion (the "Issuance Limitation"). Each such Issuance Limitation is waivable by Xmark LP and Xmark Ltd, respectively, providing 61 days' advance written notice to the Company. On November 3, 2004, Xmark LP and Xmark Ltd each provided a written waiver of the Issuance Limitation to the Company with respect to the Xmark LP Preferred and the Xmark Ltd Preferred. As a result of this waiver and as a result of the fact that XAM possesses the sole power to vote and direct the disposition of the securities described above, for purposes of Reg. Section 240.13d-3, XAM may be deemed to beneficially own 1,186,373 shares of Common Stock, or approximately 19.7% of the shares of Common Stock deemed issued and outstanding as of January 25, 2005.

Item 2.   Identity and Background.
          -----------------------

          Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

          The person filing this statement is Xmark Asset Management, LLC, a New York limited liability company ("XAM"). XAM's business address is 301 Tresser Blvd., Suite 1320, Stamford, Connecticut 06901.

          XAM serves as the investment manager for Xmark Fund, L.P., a Delaware limited partnership ("Xmark LP") and Xmark Fund, Ltd., a Cayman Islands exempted company ("Xmark Ltd"). Xmark LP and Xmark Ltd are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mitchell  D.  Kaye,   whose  business   address  is  c/o  Xmark  Asset
Management, LLC, 301 Tresser Blvd., Suite 1320, Stamford, Connecticut 06901, is the sole Manager of XAM.

          Neither of XAM nor Mr. Kaye has ever been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has either XAM or Mr. Kaye been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which XAM or Mr. Kaye, respectively, was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Kaye is a citizen of the United States.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 of the Schedule 13D is hereby amended by adding the following:

          Based on information reported by the Company in its Form 10-Q for the fiscal quarter ended September 30, 2004 filed with the Securities and Exchange Commission on November 15, 2004, there were 4,884,829 shares of Common Stock outstanding as of November 5, 2004. As of January 25, 2005, Xmark LP is the holder of (i) 50,337 shares (the "Xmark LP Preferred") of the Series A-1 Preferred Stock, par value $0.001 per share (the "Preferred Stock") of Aerogen, Inc., a Delaware corporation (the "Company"), which are presently convertible into 503,370 shares of the Company's common stock, par value $0.001 per share (the "Common Stock"), and (ii) 23,560 shares of Common Stock issued in lieu of the cash payment of quarterly dividends on the Preferred Stock held by Xmark LP for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004 (which September 30, 2004 dividends were declared by the Board of Directors of the Company but not yet issued as of the date of this Amendment No. 1 to
Schedule 13D). As of January 25, 2005, Xmark Ltd is the holder of (i) 62,996 shares (the "Xmark Ltd Preferred") of Preferred Stock, which are presently convertible into 629,960 shares of Common Stock, and (ii) 29,483 shares of Common Stock issued in lieu of the cash payment of quarterly dividends on the Preferred Stock held by Xmark Ltd for the quarters ended March 31, 2004, June

30, 2004 and September 30, 2004 (which September 30, 2004 dividends were declared by the Board of Directors of the Company but not yet issued as of the date of this Amendment No. 1 to Schedule 13D).

          The terms of the Xmark LP Preferred and the Xmark Ltd Preferred preclude each of Xmark LP and Xmark Ltd from converting the Xmark LP Preferred and the Xmark Ltd Preferred if the conversion thereof would result in Xmark LP, Xmark Ltd and/or their affiliates beneficially owning in excess of 4.99% of the Company's outstanding Common Stock following any such conversion (the "Issuance Limitation"). Each such Issuance Limitation is waivable by Xmark LP and Xmark Ltd, respectively, providing 61 days' advance written notice to the Company. On November 3, 2004, Xmark LP and Xmark Ltd each provided a written waiver of the Issuance Limitation to the Company with respect to the Xmark LP Preferred and the Xmark Ltd Preferred. As a result of this waiver and as a result of the fact that XAM possesses the sole power to vote and direct the disposition of the securities described above, for purposes of Reg. Section 240.13d-3, XAM may be deemed to beneficially own 1,186,373 shares of Common Stock, or approximately 19.7% of the shares of Common Stock deemed issued and outstanding as of January 25, 2005.

          During the sixty days prior to January 25, 2005, there were no transactions in Common Stock, or securities convertible into, exercisable for or exchangeable for Common Stock, by XAM or any person or entity controlled by XAM or any person or entity for which XAM possesses voting or investment control over the securities thereof, except that Xmark LP and Xmark Ltd sold: (1) on January 19, 2005, warrants to purchase up to an aggregate of 1,666,660 shares of the Company's Common Stock for an aggregate purchase price of $383,331.80 and
(2) on January 24, 2005, 53,333 shares of the Company's Preferred Stock for an aggregate purchase price of $960,000.00, in each case, as more fully described in Item 6 of this Amendment No. 1 to Schedule 13D. On or about January 20, 2005, XAM was notified that the Board of Directors of the Company had declared that Xmark LP would receive 15,149 shares of Common Stock and Xmark Ltd would receive 18,958 shares of Common Stock from the Company, as payment in lieu of cash dividends on the Preferred Stock for the quarter ended September 30, 2004.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Item 6 of the Schedule 13D is hereby amended by adding the following:

          Pursuant to the terms of a Securities Purchase Agreement, dated as of January 19, 2005, by and between Xmark LP and The Convertible Fund Offshore, Ltd., Xmark LP sold warrants to purchase up to 740,250 shares of the Company's Common Stock at an exercise price of $3.25 per share for an aggregate purchase price of $170,257.50, or a purchase price per warrant of $0.23. Pursuant to the terms of a Securities Purchase Agreement, dated as of January 19, 2005, by and between Xmark Ltd and The Convertible Fund Offshore, Ltd., Xmark Ltd sold warrants to purchase up to 926,410 shares of the Company's Common Stock at an exercise price of $3.25 per share for an aggregate purchase price of $213,074.30, or a purchase price per warrant of $0.23. These warrants represent all of the warrants to purchase the Company's Common Stock held by Xmark LP and Xmark Ltd.

          Pursuant to the terms of a Securities Purchase Agreement, dated as of January 24, 2005, by and between Xmark LP and Enable Growth Partners, LP, Xmark LP sold 23,688 shares of Preferred Stock for an aggregate purchase price of $426,382.00, or a purchase price per share of approximately $18.00. Pursuant to the terms of a Securities Purchase Agreement, dated as of January 24, 2005, by and between Xmark Ltd and Enable Growth Partners, LP, Xmark Ltd sold 29,645 shares of Preferred Stock for an aggregate purchase price of $533,618.00, or a purchase price per share of approximately $18.00.

          The descriptions of the transactions and agreements set forth in this Amendment No. 1 to Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, which are incorporated by reference or attached to this Amendment No. 1 to Schedule 13D as exhibits pursuant to Item 7 hereof.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Item 7 of the Schedule 13D is hereby amended by adding the following:

          5. Securities Purchase Agreement, dated as of January 19, 2005, by and between Xmark LP and The Convertible Fund Offshore, Ltd.

          6. Securities Purchase Agreement, dated as of January 19, 2005, by and between Xmark Ltd and The Convertible Fund Offshore, Ltd.

          7. Securities Purchase Agreement, dated as of January 24, 2005, by and between Xmark LP and Enable Growth Partners, LP.

          8. Securities Purchase Agreement, dated as of January 24, 2005, by and between Xmark Ltd and Enable Growth Partners, LP.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            As of January 25, 2005

                                            XMARK ASSET MANAGEMENT, LLC


                                            /s/ Mitchell D. Kaye
                                            ------------------------------------
                                            Mitchell D. Kaye, Manager


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                                                       Exhibit 5


                          SECURITIES PURCHASE AGREEMENT
                          -----------------------------

     This SECURITIES PURCHASE AGREEMENT, dated as of January 19, 2005 (this "Agreement"), is by and between Xmark Fund, L.P, a Delaware limited partnership (the "Seller"); and The Convertible Fund Offshore, Ltd., a corporation duly organized under the laws of the British Virgin Islands (the "Purchaser")

     WHEREAS, the Seller own warrants (the "Warrants") to purchase an aggregate of (i) 339,600 shares (the "March Warrant Shares") of Common Stock of Aerogen Inc. (the "Issuer") having an exercise price of $3.25 and an expiration date of March 22, 2009 and (ii) 400,650 shares (the "May Warrant Shares" and together with the March Warrant Shares, the "Shares") of Common Stock of Aerogen having an exercise price of $3.25 and an expiration of May 11, 2009; and

     WHEREAS, the Seller wishes to sell the Warrants to the Purchaser and the Purchaser is willing to purchase the Warrants from the Seller.

     NOW, THEREFORE, in consideration of the foregoing and the covenants, agreements and warranties contained herein, the sufficiency of which as consideration is hereby acknowledged, the parties agree as follows:

     1. Definitions. When used herein, the following terms shall have the indicated meanings:

     "Encumbrance" means any material pledge, hypothecation, assignment, lien, restriction, charge, claim, security interest, option, preference, priority or other preferential arrangement of any kind or nature whatsoever.

     "Transfer Restriction" means, with respect to any security or other property, any condition to or restriction on the ability of the holder thereof to sell, assign or otherwise transfer such security or other property or to enforce the provisions thereof or of any document related thereto, whether set forth in such security or other property itself or in any document related thereto or arising by operation of law, including, without limitation, such conditions or restrictions arising under federal, state or foreign securities laws or under contract.

          2. Sale and Purchase. (a) Simultaneously herewith, the Seller is selling to the Purchaser, and the Purchaser is purchasing from the Seller (the "Transaction"), the Warrants for an aggregate purchase price (the "Purchase Price") of $170,257.50.

     (b) Simultaneously herewith, the Seller is delivering to (i) the Purchaser, at the address set forth in Section 7 hereof, the Warrants and (ii) the Purchaser and the Issuer an Assignment Form (to the extent required by the terms of the Warrants), in the form (if any) attached to the Warrants, duly executed by an authorized representative of such Seller.

     (c) Simultaneously herewith, the Purchaser is delivering to the Seller the Purchase Price by wire transfer of immediately available funds to the account designed in writing by Seller.

     3. Representations, Warranties and Agreements of the Seller.

     The Seller hereby represents, warrants and agrees on the date hereof as follows:

     (a) The Seller has full power and authority to enter into this Agreement and to consummate the Transaction. This Agreement has been duly and validly executed and delivered by the Seller and constitutes the legal, valid and binding obligation of the Seller, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws from time to time in effect that affect creditors' rights generally, and by legal and equitable limitations on the availability of specific remedies.

     (b) The execution, delivery and performance by the Seller of this Agreement and consummation by the Seller of the Transaction do not and will not: (i) violate any decree or judgment of any court or other governmental authority applicable to or binding on the Seller; (ii) violate any provision of any federal or state statute, rule or regulation which is, to the Seller's knowledge, applicable to the Seller; or (iii) violate any contract to which the Seller or any of its assets or properties are bound. To the Seller's knowledge, no consent or approval of, or filing with, any governmental authority or other person not a party hereto is required for the execution, delivery and performance by the Seller of this Agreement or the consummation of the Transaction, except for such consents or approvals of the Issuer required pursuant to the terms of the Warrants or any of the transaction documents executed in connection with the Seller's acquisition of the Warrants.

     (c) Seller paid full purchase price for, became beneficial owner of and acquired from the Issuer the Warrants on a date that was at least thirty (30) days prior to the date hereof.

     (d) With respect to the Transaction, (a) the Seller is the record and beneficial owner of the Warrants, free and clear of any Encumbrances, except for those Encumbrances imposed by securities laws generally; (b) the Warrants to be delivered are not subject to any Transfer Restriction, other than (i) any restrictions, if any, set forth in the terms of the Warrants or the purchase agreement pursuant to which such Warrants were acquired and (ii) the restriction that the Warrants and the Shares have not been registered under the Securities Act and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws in a transaction exempt from or not subject to the registration requirements of the Securities Act and applicable state securities laws (the "Permitted Securities Law Restriction"); and (c) upon the transfer of the Warrants to Purchaser, Purchaser will acquire good and marketable title thereto (assuming that Purchaser is a bona fide purchaser within the meaning of Section 8-302 of the New York Uniform Commercial
Code), and will be the legal and beneficial owner of such Warrants, free and clear of any Encumbrances or Transfer Restrictions, other than the Permitted Securities Law Restriction.

     (e) No proceedings relating to the Warrant are pending or, to the knowledge of the Seller, threatened before any court, arbitrator or administrative or governmental body that would adversely affect the Seller's right to transfer the Warrant to the Purchaser.

     (f) The Seller has provided or made available to the Purchaser upon Purchaser's written request a copy of the Warrant, as well as any other information and documents reasonably requested by the Purchaser, and such information provided to the Purchaser completely and accurately describes any Transfer Restrictions applicable to the Warrant.

     4. Representations, Warranties and Agreement of the Purchaser.

     The Purchaser hereby represents, warrants and agrees as of the date hereof as follows:

     (a) The Purchaser is authorized to do business under the laws of the British Virgin Islands.

     (b) The Purchaser has full power and authority to enter into this Agreement and to consummate the Transaction. The execution, delivery and performance of this Agreement by the Purchaser have been duly authorized by all necessary corporate proceedings on the part of the Purchaser. This Agreement has been duly and validly executed and delivered by the Purchaser and constitutes the legal, valid and binding obligation of the Purchaser, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect that affect the enforcement of creditors' rights generally and by equitable limitations on the availability of specific remedies.

     (c) The execution, delivery and performance by the Purchaser of this Agreement and consummation by the Purchaser of the Transaction do not and will not: (i) violate any decree or judgment of any court or other governmental authority applicable to or binding on the Purchaser; (ii) violate any provision of any federal or state statute, rule or regulation which is, to the Purchaser's knowledge, applicable to the Purchaser; (iii) violate any contract to which the Purchaser is a party or by which the Purchaser or any of its assets or properties are bound; or (iv) violate or conflict with any provision of the charter or by-laws of the Purchaser. No consent or approval of, or filing with, any governmental authority or other person not a party hereto is required for the execution, delivery and performance by the Purchaser of this Agreement or the consummation of the Transaction.

     (d) The Purchaser is an "accredited investor" within the meaning of Regulation D under the Securities Act. The Purchaser acknowledges that (i) the Warrant is a "restricted security" for purposes of Rule 144 and (ii) the Warrants have not been registered under the Securities Act and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or in a transaction exempt from or not subject to the registration requirements of the Securities Act and applicable state securities laws.

     (e) The Purchaser is aware of the Issuer's business affairs and financial condition, and has acquired sufficient information about the Issuer to reach an informed and knowledgeable decision to acquire the Warrants. The Purchaser acknowledges that neither the Seller or any of its agents, representatives, officers, directors, partners, members or affiliates thereof has made any representations and warranties of any nature or kind concerning the Warrants, the Shares and/or the Issuer.

     (f) If any opinion of counsel is required to be delivered to the Issuer pursuant to any Transfer Restriction or otherwise in connection with the transfer of the Warrants from Seller to Purchaser, the Purchaser shall cause such opinion to be provided at its own expense.

     5. Representation by Purchaser that it is aware that Xmark may have Confidential Information

The Purchaser acknowledges, agrees and represents to Seller the following:

     (i) The Purchaser is aware that Seller and Xmark Fund, Ltd. (collectively, the "Xmark Funds") may be in possession of certain nonpublic information concerning the Company and the Warrants (the "Xmark Information"), and that the Xmark Funds have agreed with the Company to keep the Xmark Information confidential. The Purchaser acknowledges that a reasonable investor could deem that the Xmark Information is material to an investment decision, and that the Xmark Information could be of an adverse nature to an investor in the Warrants. The
          Purchaser is freely deciding to purchase the Warrants at the agreed-upon price for its own reasons based on the information it currently possesses, which it deems sufficient, notwithstanding that it may lack access to the Xmark Information, to make its decision to participate in the purchase and sale of the Warrants. The Purchaser does not and will not request, desire or require either of the Xmark Funds, now or in the future, to disclose any or all of the Xmark Information to the Purchaser or any of its affiliates, agents or representatives.

     (ii) The Purchaser is a sophisticated investor and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its purchase of and investment in the Warrants. The Purchaser is aware that an investment in the Warrants involves a high degree of risk and that the Purchaser may lose the entire amount of its investment in the Warrants. The Purchaser is able to bear the economic risk of its investment in the Warrants and can afford the complete loss of such investment.

     6. Purchaser Release and Waiver

The Purchaser agrees not to pursue and to release fully any potential suits, claims, causes of action, remedies, damages and other actions whatsoever, at law or in equity, against any of the Xmark Funds and their respective affiliates, officers, directors, agents, employees, representatives and assigns, arising out of the purchase of the Warrants or the nondisclosure of the Xmark Information to the Purchaser. The Purchaser hereby acknowledges receipt of satisfactory consideration for the agreements set forth in this paragraph, including but not limited to the consummation of the purchase and sale of the Warrants at the agreed-upon purchase price. The Purchase acknowledges and agrees that Seller is relying on this Section 6 in engaging in the sale herein, and would not engage in the sale of the Warrants in the absence of this Section 6.

     7. Further Assurances. Each of the Purchaser and the Seller will, upon the reasonable request of the other, execute and deliver all other such documents and instruments reasonably deemed necessary or desirable by the other party to fully effect the purchase and sale contemplated hereby.

     8. Amendment. This Agreement may be amended, modified or supplemented but only in a writing signed by the Seller and the Purchaser.

     9. Notices. Any notice, request, instruction or other document to be given hereunder by a party hereto (other than the Warrants to be delivered by the Seller to the Purchaser pursuant to Section 2, which shall be delivered as described therein) shall be in writing and shall be deemed to have been given,
(a) when received if given in person or by a courier or a courier service or (b) on the date of transmission if sent by facsimile transmission:

               (a)   If to the Seller, addressed as follows:

                     Xmark Asset Management, LLC
                     152 West 57th Street, 21st Floor
                     New York, NY 10019
                     Attn: Mitchell Kaye
                     Facsimile: 212-247-1329

               (b)   If to the Purchaser, addressed as follows:

                     The Convertible Fund Offshore Ltd.
                     165 Beacon Lane
                     Jupiter, Florida 33469
                     Facsimile: 203-286-1728

or to such other person or address as a party hereto may designate for itself by notice given as herein provided.

     10. Counterparts. This Agreement may be executed in any number of counterparts (including by facsimile transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

     11. APPLICABLE LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (without reference to choice OF law doctrine).

     12. Expenses. Except as otherwise expressly provided herein, each party hereto will bear its own expenses in connection with the purchase(s) and sale(s) of the Warrants contemplated hereby, except that the Seller shall bear all transfer and issuance taxes imposed on such purchase and sale.

     13. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings between such parties with respect to such subject matter.

     14. Severability. If any provision of this Agreement shall be held invalid, illegal or unenforceable, the validity, legality and enforceability of the other provisions hereof shall not be affected thereby.

     15. Captions. The Section captions herein are for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

     16. Specific Performance. The parties acknowledge that money damages will not be a sufficient remedy for breach of this Agreement and that the parties hereto may obtain specific performance or other injunctive relief, without the necessity of posting a bond or security therefor.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.


THE CONVERTIBLE FUND OFFSHORE LTD.


By: /s/ Steve Seefeld
Name  Steve Seefeld
Title


XMARK FUND, L.P.



By: /s/ Mitchell D. Kaye
Name: Mitchell D. Kaye
Title: Chief Investment Officer

                                                                       Exhibit 6


                          SECURITIES PURCHASE AGREEMENT


     This SECURITIES PURCHASE AGREEMENT, dated as of January 19, 2005 (this "Agreement"), is by and between Xmark Fund, Ltd., an exempted Company (the "Seller"); and The Convertible Fund Offshore, Ltd., a corporation duly organized under the laws of the British Virgin Islands (the "Purchaser")

     WHEREAS, the Seller own warrants (the "Warrants") to purchase (i) an aggregate of 425,010 shares (the " March Warrant Shares") of Common Stock of Aerogen Inc. (the "Issuer") having an exercise price of $3.25 and an expiration date of March 22, 2009 and (ii) 501,400 shares (the "May Warrant Shares" and together with the March Warrant Shares, the "Shares") of Common Stock of Aerogen having an exercise price of $3.25 and an expiration of May 11, 2009; and

     WHEREAS, the Seller wishes to sell the Warrants to the Purchaser and the Purchaser is willing to purchase the Warrants from the Seller.

     NOW, THEREFORE, in consideration of the foregoing and the covenants, agreements and warranties contained herein, the sufficiency of which as consideration is hereby acknowledged, the parties agree as follows:

     1. Definitions. When used herein, the following terms shall have the indicated meanings:

     "Encumbrance" means any material pledge, hypothecation, assignment, lien, restriction, charge, claim, security interest, option, preference, priority or other preferential arrangement of any kind or nature whatsoever.

     "Transfer Restriction" means, with respect to any security or other property, any condition to or restriction on the ability of the holder thereof to sell, assign or otherwise transfer such security or other property or to enforce the provisions thereof or of any document related thereto, whether set forth in such security or other property itself or in any document related thereto or arising by operation of law, including, without limitation, such conditions or restrictions arising under federal, state or foreign securities laws or under contract.

     2. Sale and Purchase. (a) Simultaneously herewith, the Seller is selling to the Purchaser, and the Purchaser is purchasing from the Seller (the "Transaction"), the Warrants for an aggregate purchase price (the "Purchase Price") of $213,074.30.

     (b) Simultaneously herewith, the Seller is delivering to (i) the Purchaser, at the address set forth in Section 7 hereof, the Warrants and (ii) the Purchaser and the Issuer an Assignment Form (to the extent required by the terms of the Warrants), in the form (if any) attached to the Warrants, duly executed by an authorized representative of such Seller.

     (c) Simultaneously herewith, the Purchaser is delivering to the Seller the Purchase Price by wire transfer of immediately available funds to the account designed in writing by Seller.

     3. Representations, Warranties and Agreements of the Seller.

     The Seller hereby represents, warrants and agrees on the date hereof as follows:

     (a) The Seller has full power and authority to enter into this Agreement and to consummate the Transaction. This Agreement has been duly and validly executed and delivered by the Seller and constitutes the legal, valid and binding obligation of the Seller, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws from time to time in effect that affect creditors' rights generally, and by legal and equitable limitations on the availability of specific remedies.

     (b) The execution, delivery and performance by the Seller of this Agreement and consummation by the Seller of the Transaction do not and will not: (i) violate any decree or judgment of any court or other governmental authority applicable to or binding on the Seller; (ii) violate any provision of any federal or state statute, rule or regulation which is, to the Seller's knowledge, applicable to the Seller; or (iii) violate any contract to which the Seller or any of its assets or properties are bound. To the Seller's knowledge, no consent or approval of, or filing with, any governmental authority or other person not a party hereto is required for the execution, delivery and performance by the Seller of this Agreement or the consummation of the Transaction, except for such consents or approvals of the Issuer required pursuant to the terms of the Warrants or any of the transaction documents executed in connection with the Seller's acquisition of the Warrants.

     (c) Seller paid full purchase price for, became beneficial owner of and acquired from the Issuer the Warrants on a date that was at least thirty (30) days prior to the date hereof.

     (d) With respect to the Transaction, (a) the Seller is the record and beneficial owner of the Warrants, free and clear of any Encumbrances, except for those Encumbrances imposed by securities laws generally; (b) the Warrants to be delivered are not subject to any Transfer Restriction, other than (i) any restrictions, if any, set forth in the terms of the Warrants or the purchase agreement pursuant to which such Warrants were acquired and (ii) the restriction that the Warrants and the Shares have not been registered under the Securities Act and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws in a transaction exempt from or not subject to the registration requirements of the Securities Act and applicable state securities laws (the "Permitted Securities Law Restriction"); and (c) upon the transfer of the Warrants to Purchaser, Purchaser will acquire good and marketable title thereto (assuming that Purchaser is a bona fide purchaser within the meaning of Section 8-302 of the New York Uniform Commercial
Code), and will be the legal and beneficial owner of such Warrants, free and clear of any Encumbrances or Transfer Restrictions, other than the Permitted Securities Law Restriction.

     (e) No proceedings relating to the Warrant are pending or, to the knowledge of the Seller, threatened before any court, arbitrator or administrative or governmental body that would adversely affect the Seller's right to transfer the Warrant to the Purchaser.

     (f) The Seller has provided or made available to the Purchaser upon Purchaser's written request a copy of the Warrant, as well as any other information and documents reasonably requested by the Purchaser, and such information provided to the Purchaser completely and accurately describes any Transfer Restrictions applicable to the Warrant.


     4. Representations, Warranties and Agreement of the Purchaser.

     The Purchaser hereby represents, warrants and agrees as of the date hereof as follows:

     (a) The Purchaser is authorized to do business under the laws of the British Virgin Islands.

     (b) The Purchaser has full power and authority to enter into this Agreement and to consummate the Transaction. The execution, delivery and performance of this Agreement by the Purchaser have been duly authorized by all necessary corporate proceedings on the part of the Purchaser. This Agreement has been duly and validly executed and delivered by the Purchaser and constitutes the legal, valid and binding obligation of the Purchaser, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect that affect the enforcement of creditors' rights generally and by equitable limitations on the availability of specific remedies.

     (c) The execution, delivery and performance by the Purchaser of this Agreement and consummation by the Purchaser of the Transaction do not and will not: (i) violate any decree or judgment of any court or other governmental authority applicable to or binding on the Purchaser; (ii) violate any provision of any federal or state statute, rule or regulation which is, to the Purchaser's knowledge, applicable to the Purchaser; (iii) violate any contract to which the Purchaser is a party or by which the Purchaser or any of its assets or properties are bound; or (iv) violate or conflict with any provision of the charter or by-laws of the Purchaser. No consent or approval of, or filing with, any governmental authority or other person not a party hereto is required for the execution, delivery and performance by the Purchaser of this Agreement or the consummation of the Transaction.

     (d) The Purchaser is an "accredited investor" within the meaning of Regulation D under the Securities Act. The Purchaser acknowledges that (i) the Warrant is a "restricted security" for purposes of Rule 144 and (ii) the Warrants have not been registered under the Securities Act and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or in a transaction exempt from or not subject to the registration requirements of the Securities Act and applicable state securities laws.

     (e) The Purchaser is aware of the Issuer's business affairs and financial condition, and has acquired sufficient information about the Issuer to reach an informed and knowledgeable decision to acquire the Warrants. The Purchaser acknowledges that neither the Seller or any of its agents, representatives, officers, directors, partners, members or affiliates thereof has made any representations and warranties of any nature or kind concerning the Warrants, the Shares and/or the Issuer.

     (f) If any opinion of counsel is required to be delivered to the Issuer pursuant to any Transfer Restriction or otherwise in connection with the transfer of the Warrants from Seller to Purchaser, the Purchaser shall cause such opinion to be provided at its own expense.

     5. Representation by Purchaser that it is aware that Xmark may have Confidential Information

The Purchaser acknowledges, agrees and represents to Seller the following:

     (i) The Purchaser is aware that Seller and Xmark Fund, L.P. (collectively, the "Xmark Funds") may be in possession of certain nonpublic information concerning the Company and the Warrants (the "Xmark Information"), and that the Xmark Funds have agreed with the Company to keep the Xmark Information confidential. The Purchaser acknowledges that a reasonable investor could deem that the Xmark Information is material to an investment decision, and that the Xmark Information could be of an adverse nature to an investor in the Warrants. The
          Purchaser is freely deciding to purchase the Warrants at the agreed-upon price for its own reasons based on the information it currently possesses, which it deems sufficient, notwithstanding that it may lack access to the Xmark Information, to make its decision to participate in the purchase and sale of the Warrants. The Purchaser does not and will not request, desire or require either of the Xmark Funds, now or in the future, to disclose any or all of the Xmark Information to the Purchaser or any of its affiliates, agents or representatives.

     (ii) The Purchaser is a sophisticated investor and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its purchase of and investment in the Warrants. The Purchaser is aware that an investment in the Warrants involves a high degree of risk and that the Purchaser may lose the entire amount of its investment in the Warrants. The Purchaser is able to bear the economic risk of its investment in the Warrants and can afford the complete loss of such investment.

     6. Purchaser Release and Waiver

The Purchaser agrees not to pursue and to release fully any potential suits, claims, causes of action, remedies, damages and other actions whatsoever, at law or in equity, against any of the Xmark Funds and their respective affiliates, officers, directors, agents, employees, representatives and assigns, arising out of the purchase of the Warrants or the nondisclosure of the Xmark Information to the Purchaser. The Purchaser hereby acknowledges receipt of satisfactory consideration for the agreements set forth in this paragraph, including but not limited to the consummation of the purchase and sale of the Warrants at the agreed-upon purchase price. The Purchase acknowledges and agrees that Seller is relying on this Section 6 in engaging in the sale herein, and would not engage in the sale of the Warrants in the absence of this Section 6.

     7. Further Assurances. Each of the Purchaser and the Seller will, upon the reasonable request of the other, execute and deliver all other such documents and instruments reasonably deemed necessary or desirable by the other party to fully effect the purchase and sale contemplated hereby.

     8. Amendment. This Agreement may be amended, modified or supplemented but only in a writing signed by the Seller and the Purchaser.

     9. Notices. Any notice, request, instruction or other document to be given hereunder by a party hereto (other than the Warrants to be delivered by the Seller to the Purchaser pursuant to Section 2, which shall be delivered as described therein) shall be in writing and shall be deemed to have been given,
(a) when received if given in person or by a courier or a courier service or (b) on the date of transmission if sent by facsimile transmission:

               (a)   If to the Seller, addressed as follows:

                     Xmark Asset Management, LLC
                     152 West 57th Street, 21st Floor
                     New York, NY 10019
                     Attn: Mitchell Kaye
                     Facsimile: 212-247-1329

               (b)   If to the Purchaser, addressed as follows:

                     The Convertible Fund Offshore Ltd.
                     165 Beacon Lane
                     Jupiter, Florida 33469
                     Facsimile: 203-286-1728

or to such other person or address as a party hereto may designate for itself by notice given as herein provided.

     10. Counterparts. This Agreement may be executed in any number of counterparts (including by facsimile transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

     11. APPLICABLE LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (without reference to choice OF law doctrine).

     12. Expenses. Except as otherwise expressly provided herein, each party hereto will bear its own expenses in connection with the purchase(s) and sale(s) of the Warrants contemplated hereby, except that the Seller shall bear all transfer and issuance taxes imposed on such purchase and sale.

     13. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings between such parties with respect to such subject matter.

     14. Severability. If any provision of this Agreement shall be held invalid, illegal or unenforceable, the validity, legality and enforceability of the other provisions hereof shall not be affected thereby.

     15. Captions. The Section captions herein are for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

     16. Specific Performance. The parties acknowledge that money damages will not be a sufficient remedy for breach of this Agreement and that the parties hereto may obtain specific performance or other injunctive relief, without the necessity of posting a bond or security therefor.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.


THE CONVERTIBLE FUND OFFSHORE LTD.


By: /s/ Steve Seefeld
Name  Steve Seefeld
Title


XMARK FUND, LTD.



By: /s/ Mitchell D. Kaye
Name: Mitchell D. Kaye
Title: Chief Investment Officer

                                                                       Exhibit 7


                          SECURITIES PURCHASE AGREEMENT

     This SECURITIES PURCHASE AGREEMENT, dated as of January 24, 2005 (this "Agreement"), is by and between Enable Growth Partners, L.P., a ______ limited partnership (the "Purchaser"), and Xmark Fund, L.P., a Delaware limited partnership (the "Seller").

     WHEREAS, the Seller owns 74,025 shares of Series A-1 Convertible Preferred Stock (the "Preferred Stock") of AeroGen Inc. (the "Issuer"); and

     WHEREAS,   the  Issuer  has  granted   Seller  certain   registration   and
indemnification rights in connection with the registration of the shares of Common Stock underlying the Preferred Stock owned by Seller (the "Rights"); and

     WHEREAS, the Seller wishes to sell 23,688 shares (the "Preferred Shares") of the Preferred Stock, and assign the Rights associated with such Preferred Shares, to the Purchaser and the Purchaser is willing to purchase the Preferred Shares from the Seller, and take the associated Rights by assignment.

     NOW, THEREFORE, in consideration of the foregoing and the covenants, agreements and warranties contained herein, the sufficiency of which as consideration is hereby acknowledged, the parties agree as follows:

     1. Definitions. When used herein, the following terms shall have the indicated meanings:

     "Encumbrance"   means  any   pledge,   hypothecation,   assignment,   lien,
restriction, charge, claim, security interest, option, preference, priority or other preferential arrangement of any kind or nature whatsoever.

     "Transfer Restriction" means, with respect to any security or other property, any condition to or restriction on the ability of the holder thereof to sell, assign or otherwise transfer such security or other property or to enforce the provisions thereof or of any document related thereto, whether set forth in such security or other property itself or in any document related thereto or arising by operation of law, including, without limitation, such conditions or restrictions arising under federal, state or foreign securities laws or under contract.

     2. Sale and Purchase.

     (a) Simultaneously herewith, the Seller is selling to the Purchaser, and the Purchaser is purchasing from the Seller (the "Transaction"), the Preferred Shares for an aggregate purchase price (the "Purchase Price") of $426,336.00 in cash.

     (b) Simultaneously herewith, the Seller is delivering to the Purchaser, at the address set forth in Section 8 hereof, the Preferred Shares, duly endorsed.

     (c) Simultaneously herewith, the Purchaser is delivering to the Seller the Purchase Price by wire transfer of immediately available funds to the account designed in writing by the Seller.

     3. Representations, Warranties and Agreements of the Seller.

     The Seller hereby represents, warrants and agrees on the date hereof, as follows:

     (a) The Seller has full power and authority to enter into this Agreement and to consummate the Transaction. This Agreement has been duly and validly executed and delivered by the Seller and constitutes the legal, valid and binding obligation of the Seller, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws from time to time in effect that affect creditors' rights generally, and by legal and equitable limitations on the availability of specific remedies.

     (b) The execution, delivery and performance by the Seller of this Agreement and consummation by the Seller of the Transaction do not and will not: (i) violate any decree or judgment of any court or other governmental authority applicable to or binding on the Seller; (ii) violate any provision of any federal or state statute, rule or regulation which is, to the Seller's knowledge, applicable to the Seller; or (iii) violate any contract to which the Seller or any of its assets or properties are bound. To the Seller's knowledge, no consent or approval of, or filing with, any governmental authority or other person not a party hereto is required for the execution, delivery and performance by the Seller of this Agreement or the consummation of the Transaction, except for such consents or approvals of the Issuer required pursuant to the terms of the Preferred Shares or any of the transaction documents executed in connection with the Seller's acquisition of the Preferred Shares.

     (c) Seller paid full purchase price for, became beneficial owner of, and acquired from the Issuer the Preferred Shares on a date that was at least thirty
(30) days prior to the date hereof.

     (d) With respect to the Transaction, (a) the Seller is the record and beneficial owner of the Preferred Shares, free and clear of any Encumbrances, except for those Encumbrances imposed by securities laws generally; (b) the Preferred Shares to be delivered are not subject to any Transfer Restriction, other than (i) any restrictions, if any, set forth in the terms of the Preferred Shares or the purchase agreement pursuant to which such Preferred Shares were acquired and (ii) the restriction that the Preferred Shares and the shares of the Issuer's common stock underlying the Preferred Shares have not been registered under the Securities Act and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws in a transaction exempt from or not subject to the registration requirements of the Securities Act and applicable state securities laws (the "Permitted Securities Law Restriction"); and (c) upon the transfer of the Preferred Shares to Purchaser, Purchaser will acquire good and marketable title thereto (assuming that Purchaser is a bona fide purchaser within the meaning of Section 8-302 of the New York Uniform Commercial Code), and will be the legal and beneficial owner of such Preferred Shares, free and clear of any Encumbrances or Transfer Restrictions, other than the Permitted Securities Law Restriction.

     (e) No proceedings relating to the Preferred Shares are pending or, to the knowledge of the Seller, threatened before any court, arbitrator or administrative or governmental body that would adversely affect the Seller's right to transfer the Preferred Shares to the Purchaser.

     (f) The Seller has provided or made available to the Purchaser upon Purchaser's written request a copy of the Preferred Shares, as well as any other information and documents reasonably requested by the Purchaser, and such information provided to the Purchaser completely and accurately describes any Transfer Restrictions applicable to the Preferred Shares.

     4. Representations, Warranties and Agreement of the Purchaser.

     The Purchaser hereby represents, warrants and agrees as of the date hereof, as follows:

     (a) The Purchaser is duly organized, validly existing and in good standing in its jurisdiction of organization.

     (b) The Purchaser has full power and authority to enter into this Agreement and to consummate the Transaction. The execution, delivery and performance of this Agreement by the Purchaser have been duly authorized by all necessary corporate/company/partnership proceedings on the part of the Purchaser. This Agreement has been duly and validly executed and delivered by the Purchaser and constitutes the legal, valid and binding obligation of the Purchaser, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect that affect the enforcement of creditors' rights generally and by equitable limitations on the availability of specific remedies.

     (c) The execution, delivery and performance by the Purchaser of this Agreement and consummation by the Purchaser of the Transaction do not and will not: (i) violate any decree or judgment of any court or other governmental authority applicable to or binding on the Purchaser; (ii) violate any provision of any federal or state statute, rule or regulation which is, to the Purchaser's knowledge, applicable to the Purchaser; (iii) violate any contract to which the Purchaser is a party or by which the Purchaser or any of its assets or properties are bound; or (iv) violate or conflict with any provision of the charter or by-laws of the Purchaser. No consent or approval of, or filing with, any governmental authority or other person not a party hereto is required for the execution, delivery and performance by the Purchaser of this Agreement or the consummation of the Transaction.

     (d) The Purchaser is an "accredited investor" within the meaning of Regulation D under the Securities Act. The Purchaser is acquiring the Preferred Shares pursuant to the Transaction hereunder for its own account and not with a view to the distribution thereof (within the meaning of the Securities Act) in violation of applicable securities laws. Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the Preferred Shares. The acquisition by Purchaser of the Preferred Shares shall constitute confirmation of the representation by the Purchaser that Purchaser does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to the Preferred Shares. The Purchaser acknowledges that (i) each of the Preferred Shares is a "restricted security" for purposes of Rule 144 and (ii) the Preferred Shares, and the shares of the Issuer's common stock underlying such Preferred Shares, have not been registered under the Securities Act and, therefore, cannot be resold unless they are registered under the Securities Act or in a transaction exempt from or not subject to the registration requirements of the Securities Act.

     (e) The Purchaser is aware of the Issuer's business affairs and financial condition, and has acquired sufficient information about the Issuer to reach an informed and knowledgeable decision to acquire the Preferred Shares.

     (f) The Purchaser is aware that the Seller, Xmark Fund, Ltd. and Xmark Asset Management, LLC (collectively, the "Xmark Funds") may be in possession of certain nonpublic information concerning the Company and the Preferred Shares (the "Xmark Information"), and that the Xmark Funds have agreed with the Company to keep the Xmark Information confidential. The Purchaser acknowledges that a reasonable investor could deem that the Xmark Information is material to an investment decision, and that the Xmark Information could be of an adverse nature to an investor in the Preferred Shares. The Purchaser is freely deciding to purchase the Preferred Shares at the agreed-upon price for its own reasons based on the information it currently possesses, which it deems sufficient, notwithstanding that it may lack access to the Xmark Information, to make its decision to participate in the purchase and sale of the Preferred Shares. The Purchaser does not and will not request, desire or require any of the Xmark Funds, now or in the future, to disclose any or all of the Xmark Information to the Purchaser or any of its affiliates, agents or representatives.

     (g) The Purchaser is a sophisticated investor and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its purchase of and investment in the Preferred Shares. The Purchaser is aware that an investment in the Preferred Shares involves a high degree of risk and that the Purchaser may lose the entire amount of its investment in the Preferred Shares. The Purchaser is able to bear the economic risk of its investment in the Preferred Shares and can afford the complete loss of such investment.

     5. Purchaser Release and Waiver. The Purchaser agrees not to pursue and to release fully any potential suits, claims, causes of action, remedies, damages and other actions whatsoever, at law or in equity, against any of the Xmark Funds and their respective affiliates, officers, directors, agents, employees, representatives and assigns, arising out of the Transaction or the nondisclosure of the Xmark Information to the Purchaser. The Purchaser hereby acknowledges receipt of satisfactory consideration for the agreements set forth in this paragraph, including but not limited to the consummation of the purchase and sale of the Preferred Shares at the agreed-upon purchase price. The Purchaser acknowledges and agrees that Seller is relying on this Section 5 in engaging in the sale herein, and would not engage in the sale of the Preferred Shares in the absence of this Section 5.

     6. Conditions Precedent to Obligations of the Purchaser. The obligations of the Purchaser are subject to the satisfaction of the following conditions precedent:

     (a) The representations and warranties of the Seller contained herein shall be true and correct as of the date hereof.

     (b) The Seller shall have complied with all of its covenants and agreements contained herein to be performed by it on or prior to the date hereof.

     7. Conditions Precedent to Obligations of the Seller. The obligations of the Seller are subject to the satisfaction of the following conditions precedent:

     (a) The representations and warranties of the Purchaser contained herein shall be true and correct as of the date hereof.

     (b) The Purchaser shall have complied with all of its covenants and agreements contained herein to be performed by it on or prior to the date hereof.

     (c) The Seller shall have received the wire transfer referred to in Section 8(c).

     8. Settlement.

     (a) Settlement of the Transaction shall take place on the date agreed upon by the parties but in no event later than January 25, 2005 (the "Settlement Date"). On the Settlement Date, subject to Sections 6 and 7 of this Agreement, the Seller shall deliver to the Purchaser the Preferred Shares against payment by the Purchaser of the Purchase Price. The purchase and sale of the Preferred Shares and the assignment of all Rights, privileges, benefits and other rights associated therewith, including without limitation rights to dividends that are declared and payable on and after (but excluding dividends payable prior to) the Settlement Date, shall be effective as of the Settlement Date.


     (b) The Preferred Shares delivered to the Purchaser pursuant to this Agreement shall be free and clear of all Encumbrances and Transfer Restrictions other than the Permitted Securities Law Restriction. The transfer of the Preferred Shares to the Purchaser shall have been registered on the books of the Issuer and/or any applicable transfer agent. Unless otherwise instructed by the Purchaser, the Preferred Shares should be delivered to:

     (c) The Purchase Price shall be paid by wire transfer of immediately available funds to the following bank account:

         Chase Manhattan Bank
         ABA #:   021-000-021
         FBO:          Citigroup - Smith Barney Inc
         A/C#:         066-198038
         FFC:          Xmark Fund, L.P.
         A/C#:         232-47100-17-265

     (d) Each of the Purchaser and the Seller will, upon the reasonable request of the other, execute and deliver all other such documents and instruments reasonably deemed necessary or desirable by the other party to fully effect the purchases and sales contemplated hereby.

     9. Amendment. This Agreement may be amended, modified or supplemented but only in a writing signed by the Seller and the Purchaser.

     10. Notices. Any notice, request, instruction or other document to be given hereunder by a party hereto (other than the documents to be delivered by the Seller to the Purchaser pursuant to Section 7, which shall be delivered as described therein) shall be in writing and shall be deemed to have been given,
(a) when received if given in person or by a courier or a courier service or (b) on the date of transmission if sent by facsimile transmission:

               (a)   If to the Seller, addressed as follows:

                     Xmark Funds
                     301 Tresser Boulevard, Suite 1320
                     Stamford, CT 06901
                     Attn:  Mitchell Kaye
                     T: 203-653-2500
                     F: 203-653-2501

               (b)   If to the Purchaser, addressed as follows:

                     [PLEASE PROVIDE]

or to such other person or address as a party hereto may designate for itself by notice given as herein provided.

     11. Counterparts. This Agreement may be executed in any number of counterparts (including by facsimile transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

     12. APPLICABLE LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (without reference to choice OF law doctrine).

     13. Expenses. Except as otherwise expressly provided herein, each party hereto will bear its own expenses in connection with the purchase(s) and sale(s) of the Warrant contemplated hereby, except that the Seller shall bear all transfer and issuance taxes imposed on such purchase and sale.

     14. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings between such parties with respect to such subject matter.

     15. Severability. If any provision of this Agreement shall be held invalid, illegal or unenforceable, the validity, legality and enforceability of the other provisions hereof shall not be affected thereby.

     16. Captions. The Section captions herein are for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

     17. Specific Performance. The parties acknowledge that money damages will not be a sufficient remedy for breach of this Agreement and that the parties hereto may obtain specific performance or other injunctive relief, without the necessity of posting a bond or security therefor.


     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

ENABLE GROWTH PARTNERS, L.P.


By:  /s/ Mitch Levine
Name (Please Print): Mitch Levine
Title Capacity: Managing Partner



XMARK FUND, L.P.


By: /s/ Mitchell D. Kaye
Name: Mitchell D. Kaye
Title: Chief Investment Officer

                                                                       Exhibit 8


                          SECURITIES PURCHASE AGREEMENT

     This SECURITIES PURCHASE AGREEMENT, dated as of January 24, 2005 (this "Agreement"), is by and between Enable Growth Partners, L.P., a ______ limited partnership (the "Purchaser"), and Xmark Fund, Ltd, .a Cayman Island exempted company ("Seller").

     WHEREAS, the Seller owns 92,641 shares of Series A-1 Convertible Preferred Stock (the "Preferred Stock") of AeroGen Inc. (the "Issuer"); and

     WHEREAS,   the  Issuer  has  granted   Seller  certain   registration   and
indemnification rights in connection with the registration of the shares of Common Stock underlying the Preferred Stock owned by Seller (the "Rights"); and

     WHEREAS, the Seller wishes to sell 29,645 shares (the "Preferred Shares") of the Preferred Stock, and assign the Rights associated with such Preferred Shares, to the Purchaser and the Purchaser is willing to purchase the Preferred Shares from the Seller, and take the associated Rights by assignment.

     NOW, THEREFORE, in consideration of the foregoing and the covenants, agreements and warranties contained herein, the sufficiency of which as consideration is hereby acknowledged, the parties agree as follows:

     1. Definitions. When used herein, the following terms shall have the indicated meanings:

     "Encumbrance"   means  any   pledge,   hypothecation,   assignment,   lien,
restriction, charge, claim, security interest, option, preference, priority or other preferential arrangement of any kind or nature whatsoever.

     "Transfer Restriction" means, with respect to any security or other property, any condition to or restriction on the ability of the holder thereof to sell, assign or otherwise transfer such security or other property or to enforce the provisions thereof or of any document related thereto, whether set forth in such security or other property itself or in any document related thereto or arising by operation of law, including, without limitation, such conditions or restrictions arising under federal, state or foreign securities laws or under contract.

     2. Sale and Purchase.

     (a) Simultaneously herewith, the Seller is selling to the Purchaser, and the Purchaser is purchasing from the Seller (the "Transaction"), the Preferred Shares for an aggregate purchase price (the "Purchase Price") of $533,664.00 in cash.

     (b) Simultaneously herewith, the Seller is delivering to the Purchaser, at the address set forth in Section 8 hereof, the Preferred Shares, duly endorsed

     (c) Simultaneously herewith, the Purchaser is delivering to the Seller the Purchase Price by wire transfer of immediately available funds to the account designed in writing by the Seller.

     3. Representations, Warranties and Agreements of the Seller.

     The Seller hereby represents, warrants and agrees on the date hereof, as follows:

     (a) The Seller has full power and authority to enter into this Agreement and to consummate the Transaction. This Agreement has been duly and validly executed and delivered by the Seller and constitutes the legal, valid and binding obligation of the Seller, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws from time to time in effect that affect creditors' rights generally, and by legal and equitable limitations on the availability of specific remedies.

     (b) The execution, delivery and performance by the Seller of this Agreement and consummation by the Seller of the Transaction do not and will not: (i) violate any decree or judgment of any court or other governmental authority applicable to or binding on the Seller; (ii) violate any provision of any federal or state statute, rule or regulation which is, to the Seller's knowledge, applicable to the Seller; or (iii) violate any contract to which the Seller or any of its assets or properties are bound. To the Seller's knowledge, no consent or approval of, or filing with, any governmental authority or other person not a party hereto is required for the execution, delivery and performance by the Seller of this Agreement or the consummation of the Transaction, except for such consents or approvals of the Issuer required pursuant to the terms of the Preferred Shares or any of the transaction documents executed in connection with the Seller's acquisition of the Preferred Shares.

     (c) Seller paid full purchase price for, became beneficial owner of and acquired from the Issuer the Preferred Shares on a date that was at least thirty
(30) days prior to the date hereof.

     (d) With respect to the Transaction, (a) the Seller is the record and beneficial owner of the Preferred Shares, free and clear of any Encumbrances, except for those Encumbrances imposed by securities laws generally; (b) the Preferred Shares to be delivered are not subject to any Transfer Restriction, other than (i) any restrictions, if any, set forth in the terms of the Preferred Shares or the purchase agreement pursuant to which such Preferred Shares were acquired and (ii) the restriction that the Preferred Shares and the shares of the Issuer's common stock underlying the Preferred Shares have not been registered under the Securities Act and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws in a transaction exempt from or not subject to the registration requirements of the Securities Act and applicable state securities laws (the "Permitted Securities Law Restriction"); and (c) upon the transfer of the Preferred Shares to Purchaser, Purchaser will acquire good and marketable title thereto (assuming that Purchaser is a bona fide purchaser within the meaning of Section 8-302 of the New York Uniform Commercial Code), and will be the legal and beneficial owner of such Preferred Shares, free and clear of any Encumbrances or Transfer Restrictions, other than the Permitted Securities Law Restriction.

     (e) No proceedings relating to the Preferred Shares are pending or, to the knowledge of the Seller, threatened before any court, arbitrator or administrative or governmental body that would adversely affect the Seller's right to transfer the Preferred Shares to the Purchaser.

     (f) The Seller has provided or made available to the Purchaser upon Purchaser's written request a copy of the Preferred Shares, as well as any other information and documents reasonably requested by the Purchaser, and such information provided to the Purchaser completely and accurately describes any Transfer Restrictions applicable to the Preferred Shares.

     4. Representations, Warranties and Agreement of the Purchaser.

     The Purchaser hereby represents, warrants and agrees as of the date hereof, as follows:

     (a) The Purchaser is duly organized, validly existing and in good standing in its jurisdiction of organization.

     (b) The Purchaser has full power and authority to enter into this Agreement and to consummate the Transaction. The execution, delivery and performance of this Agreement by the Purchaser have been duly authorized by all necessary corporate/company/partnership proceedings on the part of the Purchaser. This Agreement has been duly and validly executed and delivered by the Purchaser and constitutes the legal, valid and binding obligation of the Purchaser, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect that affect the enforcement of creditors' rights generally and by equitable limitations on the availability of specific remedies.

     (c) The execution, delivery and performance by the Purchaser of this Agreement and consummation by the Purchaser of the Transaction do not and will not: (i) violate any decree or judgment of any court or other governmental authority applicable to or binding on the Purchaser; (ii) violate any provision of any federal or state statute, rule or regulation which is, to the Purchaser's knowledge, applicable to the Purchaser; (iii) violate any contract to which the Purchaser is a party or by which the Purchaser or any of its assets or properties are bound; or (iv) violate or conflict with any provision of the charter or by-laws of the Purchaser. No consent or approval of, or filing with, any governmental authority or other person not a party hereto is required for the execution, delivery and performance by the Purchaser of this Agreement or the consummation of the Transaction.

     (d) The Purchaser is an "accredited investor" within the meaning of Regulation D under the Securities Act. The Purchaser is acquiring the Preferred Shares pursuant to the Transaction hereunder for its own account and not with a view to the distribution thereof (within the meaning of the Securities Act) in violation of applicable securities laws. Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the Preferred Shares. The acquisition by Purchaser of the Preferred Shares shall constitute confirmation of the representation by the Purchaser that Purchaser does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to the Preferred Shares. The Purchaser acknowledges that (i) each of the Preferred Shares is a "restricted security" for purposes of Rule 144 and (ii) the Preferred Shares, and the shares of the Issuer's common stock underlying such Preferred Shares, have not been registered under the Securities Act and, therefore, cannot be resold unless they are registered under the Securities Act or in a transaction exempt from or not subject to the registration requirements of the Securities Act.

     (e) The Purchaser is aware of the Issuer's business affairs and financial condition, and has acquired sufficient information about the Issuer to reach an informed and knowledgeable decision to acquire the Preferred Shares.

     (f) The Purchaser is aware that the Seller, Xmark Fund, Ltd. and Xmark Asset Management, LLC (collectively, the "Xmark Funds") may be in possession of certain nonpublic information concerning the Company and the Preferred Shares (the "Xmark Information"), and that the Xmark Funds have agreed with the Company to keep the Xmark Information confidential. The Purchaser acknowledges that a reasonable investor could deem that the Xmark Information is material to an investment decision, and that the Xmark Information could be of an adverse nature to an investor in the Preferred Shares. The Purchaser is freely deciding to purchase the Preferred Shares at the agreed-upon price for its own reasons based on the information it currently possesses, which it deems sufficient, notwithstanding that it may lack access to the Xmark Information, to make its decision to participate in the purchase and sale of the Preferred Shares. The Purchaser does not and will not request, desire or require any of the Xmark Funds, now or in the future, to disclose any or all of the Xmark Information to the Purchaser or any of its affiliates, agents or representatives.

     (g) The Purchaser is a sophisticated investor and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its purchase of and investment in the Preferred Shares. The Purchaser is aware that an investment in the Preferred Shares involves a high degree of risk and that the Purchaser may lose the entire amount of its investment in the Preferred Shares. The Purchaser is able to bear the economic risk of its investment in the Preferred Shares and can afford the complete loss of such investment.

     5. Purchaser Release and Waiver. The Purchaser agrees not to pursue and to release fully any potential suits, claims, causes of action, remedies, damages and other actions whatsoever, at law or in equity, against any of the Xmark Funds and their respective affiliates, officers, directors, agents, employees, representatives and assigns, arising out of the purchase of the Preferred Shares or the nondisclosure of the Xmark Information to the Purchaser. The Purchaser hereby acknowledges receipt of satisfactory consideration for the agreements set forth in this paragraph, including but not limited to the consummation of the purchase and sale of the Preferred Shares at the agreed-upon purchase price. The Purchaser acknowledges and agrees that Seller is relying on this Section 6 in engaging in the sale herein, and would not engage in the sale of the Preferred Shares in the absence of this Section 6.


     6 Conditions Precedent to Obligations of the Purchaser. The obligations of the Purchaser are subject to the satisfaction of the following conditions precedent:

     (a) The representations and warranties of the Seller contained herein shall be true and correct as of the date hereof.

     (b) The Seller shall have complied with all of its covenants and agreements contained herein to be performed by it on or prior to the date hereof.

     7. Conditions Precedent to Obligations of the Seller. The obligations of the Seller are subject to the satisfaction of the following conditions precedent:

     (a) The representations and warranties of the Purchaser contained herein shall be true and correct as of the date hereof.

     (b) The Purchaser shall have complied with all of its covenants and agreements contained herein to be performed by it on or prior to the date hereof.

     (c) The Seller shall have received the wire transfer referred to in Section 8(c).

     8. Settlement.

     (a) Settlement of the Transaction shall take place on the date agreed upon by the parties but in no event later than January 25, 2005 (the "Settlement Date"). On the Settlement Date, subject to Sections 6 and 7 of this Agreement, the Seller shall deliver to the Purchaser the Preferred Shares against payment by the Purchaser of the Purchase Price. The purchase and sale of the Preferred Shares and the assignment of all Rights, privileges, benefits and other rights associated therewith, including without limitation rights to dividends that are declared and payable on and after (but excluding dividends payable prior to) the Settlement Date, shall be effective as of the Settlement Date.

     (b) The Preferred Shares delivered to the Purchaser pursuant to this Agreement shall be free and clear of all Encumbrances and Transfer Restrictions other than the Permitted Securities Law Restriction. The transfer of the Preferred Shares to the Purchaser shall have been registered on the books of the Issuer and/or any applicable transfer agent. Unless otherwise instructed by the Purchaser, the Preferred Shares should be delivered to:

     (c) The Purchase Price shall be paid by wire transfer of immediately available funds to the following bank account:

         Chase Manhattan Bank
         ABA #:   021-000-021
         FBO:          Citigroup - Smith Barney Inc
         A/C#:         066-198038
         FFC:          Xmark Fund, Ltd.
         A/C#:         232-97167-12-265

     (d) Each of the Purchaser and the Seller will, upon the reasonable request of the other, execute and deliver all other such documents and instruments reasonably deemed necessary or desirable by the other party to fully effect the purchases and sales contemplated hereby.

     9. Amendment. This Agreement may be amended, modified or supplemented but only in a writing signed by the Seller and the Purchaser.

     10. Notices. Any notice, request, instruction or other document to be given hereunder by a party hereto (other than the documents to be delivered by the Seller to the Purchaser pursuant to Section 7, which shall be delivered as described therein) shall be in writing and shall be deemed to have been given,
(a) when received if given in person or by a courier or a courier service or (b) on the date of transmission if sent by facsimile transmission:

               (a)   If to the Seller, addressed as follows:

                     Xmark Funds
                     301 Tresser Boulevard, Suite 1320
                     Stamford, CT 06901
                     Attn:  Mitchell Kaye
                     T: 203-653-2500
                     F: 203-653-2501

               (b)   If to the Purchaser, addressed as follows:

                     [PLEASE PROVIDE]

or to such other person or address as a party hereto may designate for itself by notice given as herein provided.

     11. Counterparts. This Agreement may be executed in any number of counterparts (including by facsimile transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

     12. APPLICABLE LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (without reference to choice OF law doctrine).

     13. Expenses. Except as otherwise expressly provided herein, each party hereto will bear its own expenses in connection with the purchase(s) and sale(s) of the Warrant contemplated hereby, except that the Seller shall bear all transfer and issuance taxes imposed on such purchase and sale.

     14. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings between such parties with respect to such subject matter.

     15. Severability. If any provision of this Agreement shall be held invalid, illegal or unenforceable, the validity, legality and enforceability of the other provisions hereof shall not be affected thereby.

     16. Captions. The Section captions herein are for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

     17. Specific Performance. The parties acknowledge that money damages will not be a sufficient remedy for breach of this Agreement and that the parties hereto may obtain specific performance or other injunctive relief, without the necessity of posting a bond or security therefor.


     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

ENABLE GROWTH PARTNERS, L.P.


By:  /s/ Mitch Levine
Name (Please Print): Mitch Levine
Title Capacity: Managing Partner




XMARK FUND, LTD.


By: /s/ Mitchell D. Kaye
Name: Mitchell D. Kaye
Title: Chief Investment Officer